

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2011

Mr. Joshua W. Sapan
President and Chief Executive Officer
AMC Networks Inc.
11 Penn Plaza
New York, NY 10001

> **Re: AMC Networks Inc.**
> **Amendment #5 to Form 10-12B**
> **Filed June 6, 2011**
> **File No. 001-35106**

Dear Mr. Sapan:

We have reviewed your amended Form 10 and have the following comments. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comments, we may have additional comments.

General

1. Please confirm that you will file an executed tax opinion prior to requesting acceleration of effectiveness. We note that current Exhibit 8.1 is a form of Opinion.

Unuadited Pro Forma Consolidated Financial Information, page 49

Balance Sheet, page 53

2. We note your statement in adjustment (1) which states that, "the actual premium paid by the Company in connection with the redemption of the senior subordinated notes could be higher or lower, depending on the timing and manner in which the notes are repaid." In this regard, please disclose that you do not expect a material change to the premium paid, or tell us otherwise.

3. We note your statement in adjustment (2) which states that, "adjustments to deferred financing costs include (i) the capitalization of the estimated financing costs of approximately $64,000,000." In this regard, please disclose that you do not expect a material change to the capitalized estimated deferred financing costs, or tell us otherwise.

4. It appears based on your description to adjustment (3) that your pro forma adjustment reflects the repayment of the senior notes for $324,134, while the additional new borrowing for $300,000 is not reflected. In this regard, tell us why the $300,000 new borrowing is not reflected in your pro forma statements. Also, since you disclose that this borrowing is not related to the distribution, tell us why the repayment of the senior notes for $324,134 is reflected in your pro forma financial statements.

Statement of Operations, page 54

5. With regard to adjustment (8) on page 55, please disclose how you determined the interest rate of 6%. If your interest rate is based on current interest rates and this rate differs materially from interest rates in effect during the pro forma period, you should consider which rate is most reasonable. If a rate other than the current or committed rate is used, provide prominent disclosure of your basis of the presentation and the anticipated effects of the current interest rate environment in the introduction to your pro forma financial statements and wherever pro forma information is provided.

Executive Compensation, page 104

Performance Awards, page 119

6. The discussion here indicates that you have not disclosed specific numerical targets for the 2011 Performance Awards. However, Annex 1 to the Form of AMC Networks Inc. Performance Award Agreement (Exhibit 10.24) appears to provide the relevant AMC Networks Performance Objectives. Please revise to include this information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Joshua W. Sapan
AMC Networks Inc.
June 8, 2011
Page 3

You may contact Inessa Kessman, Staff Accountant, at 202-551-3371 or Dean Suehiro, Staff Accountant, at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director

cc: Via facsimile to (212) 558-3588
        Trevor Ogle, Esq.
        Sullivan & Cromwell LLP